Canaccord Genuity Inc.

Consolidated Statement of Financial Condition

March 31, 2016

Assets		
Cash and cash equivalents	$	6,046,203
Receivables from clearing organizations		58,631,707
Securities owned, at fair value		30,648,032
Corporate finance and trading receivables		4,197,478
Notes receivable from employees		1,342,709
Receivables from affiliates		1,743,152
Deposits with clearing organizations and others		340,142
Other receivables		4,073,219
Fixed assets, at cost (net of accumulation depreciation of $2,991,297)		3,838,531
Prepaid expenses and other assets		787,176
Taxes receivable		466,628
Total assets	$	112,114,977
Liabilities and stockholder's equity		
Securities sold, not yet purchased, at fair value	$	24,242,158
Accrued compensation payable		23,529,452
Accounts payable and accruals		7,701,101
Payables to affiliates		4,996,922
Taxes payable		40,746
		60,510,379
Subordinated borrowings		27,000,000
Stockholder's equity:		
Common stock (3,000 shares authorized, issued, and outstanding; $0.01 par value)		30
Additional paid-in capital		39,970,073
Retained earnings (Decifit)		(15,365,505)
Total stockholder's equity		24,604,598
Total liabilities and stockholder's equity	$	112,114,977

See accompanying notes.